UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Markel Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

570535104

(CUSIP Number)

Joseph W. Roberts

Alterra Capital Holdings Limited

Alterra House, 2 Front Street

Hamilton, HM 11 Bermuda

441 295-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Kerry E. Berchem, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 570535104

1	NAMES OF REPORTING PERSONS Alterra Capital Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 554,710 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 553,443 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,710 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO, IC

(1)	Represents (a) 553,443 voting common shares of Markel Corporation, a Virginia corporation (the “Issuer”), no par value (“Common Shares”) and (b) 1,267 restricted Common Shares, that, in each case, are subject to certain shareholder voting agreements, dated as of December 18, 2012 (each, an “Issuer Shareholder Voting Agreement”), entered into by Alterra Capital Holdings Limited, a Bermuda exempted company (“Alterra”) and certain shareholders of the Issuer. Such number does not include 28,059 Common Shares acquirable upon the vesting of restricted share awards, which would become subject to the above referenced Issuer Shareholder Voting Agreements, if such restricted share awards become vested, on or after the date hereof. Pursuant to Rule 13d-4, Alterra expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Alterra as to the beneficial ownership of such Common Shares or other securities.
(2)	Represents 553,443 Common Shares that are subject to Issuer Shareholder Voting Agreements which include provisions limiting the ability of the holders of such instruments to transfer the Common Shares or restricted share awards held by them during the term of the Issuer Shareholder Voting Agreements. Such number does not include (a) 1,267 restricted Common Shares or (b) 28,059 Common Shares acquirable upon the vesting of restricted share awards. Pursuant to Rule 13d-4, Alterra expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Alterra as to the beneficial ownership of such Common Shares or other securities.
(3)	Such percentage is of the voting power of Common Shares outstanding as of December 17, 2012, as represented to Alterra by the Issuer pursuant to the terms of the Agreement and Plan of Merger, dated as of December 18, 2012, by and among the Issuer, Commonwealth Merger Subsidiary Limited, a Bermuda exempted company and a wholly owned subsidiary of the Issuer, and Alterra.

Page 2 of 9 Pages

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to voting common shares of Markel Corporation, a Virginia corporation (the “Issuer”), no par value (“Common Shares”). The address and principal office of the Issuer is 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148.

Item 2. Identity and Background.

(a)	This Schedule is being filed by Alterra Capital Holdings Limited, a Bermuda exempted company (“Alterra”).

(b)	The address and principal office of Alterra is:

Alterra House, 2 Front Street

Hamilton, HM 11 Bermuda

(c)	Alterra is a is a Bermuda-headquartered global holding company providing diversified specialty insurance and reinsurance products to corporations, public entities and property and casualty insurers.

(d)	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Alterra are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(e)	During the past five years, none of Alterra or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Alterra entered into the Issuer Shareholder Voting Agreements (as defined in Item 4 herein) in connection with the Agreement and Plan of Merger, dated as of December 18, 2012 (the “Merger Agreement”) by and among the Issuer, Commonwealth Merger Subsidiary Limited, a Bermuda exempted company and a wholly owned subsidiary of the Issuer (“Merger Sub”), and Alterra. Alterra has not paid any consideration to the Issuer or the shareholders of the Issuer who are parties to the Issuer Shareholder Voting Agreements in respect of such agreements. Alterra does not expect to acquire any Common Shares pursuant to the Merger Agreement or the Issuer Shareholder Voting Agreements. For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of certain provisions of the Issuer Shareholder Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The form of Issuer Shareholder Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Page 3 of 9 Pages

Item 4. Purpose of Transaction

Agreement and Plan of Merger

On December 18, 2012, Alterra, the Issuer and Merger Sub entered into the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub will merge with and into Alterra (the “Merger”), with Alterra, as the surviving company, becoming a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, upon the closing of the Merger, each issued and outstanding Alterra common share (other than any Alterra common shares with respect to which appraisal rights have been duly exercised under Bermuda law), will automatically be converted into the right to receive (a) 0.04315 validly issued, fully paid and nonassessable Issuer Common Shares, together with any cash paid in lieu of fractional shares, and (b) $10.00 in cash, without interest. Consummation of the Merger is conditioned upon, among other things, the approval of the issuance of Common Shares by the Issuer to Alterra’s shareholders by at least a majority of votes cast at a special general meeting of the Issuer’s shareholders (as required by the rules of the New York Stock Exchange). The Merger is also subject to certain other customary closing conditions.

Under the Merger Agreement, the Issuer has agreed to take the necessary actions to increase the authorized number of directors from ten to twelve members and for two individuals designated by Alterra and approved by the nominating/corporate governance committee of the Issuer’s board of directors, such approval not to be unreasonably withheld, to be appointed to Issuer’s board of directors, effective as of the effective time of the Merger.

The Merger Agreement contains customary representations and warranties of Alterra and the Issuer. In addition, the Merger Agreement contains customary covenants of Alterra, including, among others, covenants (a) to conduct Alterra’s businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to engage in certain kinds of transactions during this interim period, (c) to hold a shareholder meeting to put the matters that require the approval of Alterra’s shareholders before its shareholders for their consideration and (d) to use their reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals, subject to certain customary limitations. The Merger Agreement also contains covenants of the Issuer, including, among others, covenants (i) not to undertake certain kinds of actions during this interim period, (ii) to hold a shareholder meeting to put the matters that require the approval of the Issuer’s shareholders before them for their consideration and (iii) to use its reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals, subject to certain customary limitations.

The Merger Agreement also contains a covenant pursuant to which the parties have agreed that they will not, and will use reasonable best efforts to cause their respective representatives not to, solicit, facilitate (including by providing information), or participate in any negotiations or discussions with any person relating to, any takeover proposal, as further described in and subject to the exceptions set forth in the Merger Agreement.

Page 4 of 9 Pages

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference.

Voting Agreements

On December 18, 2012, Alterra entered into voting agreements with certain shareholders of the Issuer (each, an “Issuer Shareholder Voting Agreement”) who are directors or members of senior management in connection with the execution of the Merger Agreement. Set forth in Schedule I hereto is a list of shareholders of the Issuer that are parties to an Issuer Shareholder Voting Agreement. To Alterra’s knowledge, based on a representation made by the Issuer to Alterra in the Merger Agreement, such shareholders own or control in the aggregate approximately 5.8% (subject to reduction for certain permitted transfers) of the voting power of the Common Shares outstanding as of December 17, 2012.

Pursuant to the Issuer Shareholder Voting Agreements, each such shareholder agreed, among other things, to vote all of such shareholder’s Common Shares in favor of the matters to be submitted to the vote of the Issuer’s shareholders in connection with the Merger, including the issuance of Common Shares by the Issuer to Alterra’s shareholders, and against any competing takeover proposal or any amendment to the Issuer’s articles of incorporation or bylaws that would reasonably be expected to materially impede or delay the Merger Agreement and the transactions contemplated by the Merger Agreement. Each such shareholder has also granted a proxy to Alterra and up to two designated representatives of Alterra to vote such shareholder’s Common Shares in accordance with the terms of the Issuer Shareholder Voting Agreement.

Those shareholders of the Issuer executing an Issuer Shareholder Voting Agreement agree that for a period beginning on December 18, 2012 and ending three months following the effective time of the Merger, they will not offer or agree to directly or indirectly sell, transfer, assign or otherwise dispose of or create or permit to exist any encumbrance with respect to any Common Shares or restricted awards owned by such person, subject to customary exceptions.

The foregoing description of the Issuer Shareholder Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Form of Issuer Shareholder Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.

Other than as set forth in this Item 4, Alterra has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer.

(a)- (b) As of the date of this Schedule, as a result of the Issuer Shareholder Voting Agreements, Alterra may be deemed to be the beneficial owner of 554,710 Common Shares, composed of (i) 553,443 Common Shares and (ii) 1,267 restricted Common Shares. Alterra may be deemed to have shared voting power with respect to all such Common Shares. To Alterra’s knowledge, based on a representation made by the Issuer to Alterra in the Merger Agreement, such shareholders own or control in the aggregate approximately 5.8% (subject to reduction for certain permitted transfers) of the voting power of the Common Shares outstanding as of December 17, 2012.

Page 5 of 9 Pages

Pursuant to Rule 13d-4, Alterra expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Alterra as to the beneficial ownership of such Common Shares or other securities.

As of the date of this Schedule, as a result of the Issuer Shareholder Voting Agreements, Alterra may be deemed to have shared dispositive power with respect to 553,443 Common Shares. To Alterra’s knowledge, based on a representation made by the Issuer to Alterra in the Merger Agreement, such shareholders own or control in the aggregate approximately 5.8% (subject to reduction for certain permitted transfers) of the voting power of the Common Shares outstanding as of December 17, 2012. Pursuant to Rule 13d-4, Alterra expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Alterra as to the beneficial ownership of such Common Shares or other securities.

(c) - (d) Except as described herein, none of Alterra, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Common Shares during the past 60 days. Furthermore, Alterra knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of December 18, 2012, by and among Alterra Capital Holdings Limited, Markel Corporation and Commonwealth Merger Subsidiary Limited (incorporated herein by reference to Exhibit 2.1 on the Current Report on Form 8-K filed by Alterra Capital Holdings Limited with the Securities and Exchange Commission on December 19, 2012)

2.	Form of Issuer Shareholder Voting Agreement, dated as of December 18, 2012 (incorporated herein by reference to Exhibit 10.2 on the Current Report on Form 8-K filed by Alterra Capital Holdings Limited with the Securities and Exchange Commission on December 19, 2012)

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012

ALTERRA CAPITAL HOLDINGS LIMITED

By:	/s/ Joseph W. Roberts
	Name:	Joseph W. Roberts
	Title:	Executive Vice President and Chief Financial Officer

Page 7 of 9 Pages

Schedule I

Shareholders of the Issuer Party to Issuer Shareholder Voting Agreements

Gerard Albanese

J. Alfred Broaddus, Jr.

F. Michael Crowley

Douglas C. Eby

Thomas S. Gayner

Britton L. Glisson

Stewart M. Kasen

Alan I. Kirshner

Bradley J. Kiscaden

Lemuel E. Lewis

Anthony F. Markel

Steven A. Markel

Darrell D. Martin

Anne G. Waleski

Jay M. Weinberg

Richard R. Whitt, III

Debora J. Wilson

Page 8 of 9 Pages

Annex A

ALTERRA CAPITAL HOLDINGS LIMITED

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Alterra Capital Holdings Limited as of December 18, 2010. The principal business address of each person listed below is c/o Alterra Capital Holdings Limited, Alterra House, 2 Front Street, Hamilton, HM 11, Bermuda.

DIRECTORS OF ALTERRA CAPITAL HOLDINGS LIMITED

Name	Present Occupation	Citizenship
Michael O’Reilly	Retired	United States of America
James D. Carey	Senior Principal of Stone Point Capital	United States of America
W. Marston Becker	President and Chief Executive Officer of Alterra	United States of America
K. Bruce Connell	Retired	United States of America
W. Thomas Forrester	Retired	United States of America
Meryl D. Hartzband	Chief Investment Officer of Stone Point Capital	United States of America
Willis T. King, Jr.	Chairman of ACA Financial Guaranty Corporation	United States of America
James H. MacNaughton	Vice Chairman – BMO Capital Markets Corp.	United States of America
Stephan F. Newhouse	Retired	United States of America
Andrew H. Rush	Senior Managing Director of Diamond Castle Holdings	United States of America
Mario P. Torsiello	President and Chief Executive Officer of Torsiello Capital Advisors Inc. and Torsiello Securities, Inc	United States of America
James L. Zech	President of High Ridge Capital	United States of America

EXECUTIVE OFFICERS OF ALTERRA CAPITAL HOLDINGS LIMITED

Name	Present Occupation	Citizenship
W. Marston Becker	President and Chief Executive Officer	United States of America
Peter A. Minton	Executive Vice President and Chief Operating Officer	United States of America
Joseph W. Roberts	Executive Vice President and Chief Financial Officer	Ireland
Thomas C. Wafer	Chairman of Reinsurance	United States of America
Adam C. Mullan	Chief Executive Officer – Alterra at Lloyds and Reinsurance	Ireland
D. Andrew Cook	Executive Vice President – Business Development	Canada
Douglas M. Worman	Chief Executive Officer of U.S. Insurance	United States of America
Kevin C. Werle	Chief Risk Officer	United States of America
Carol S. Rivers	General Counsel	United States of America
David F. Shead	Chief Accounting Officer	United States of America
Susan Spivak Bernstein	Senior Vice President for Investor Relations	United States of America

Page 9 of 9 Pages